UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

ALIMERA SCIENCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Dueno
Gozdecki, Del Giudice
One East Wacker Drive
Chicago, IL  60601
(312) 782-5010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 5, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 016259202

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 IRA for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez individually
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 Not applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH 7 SOLE VOTING POWER
  250,299
 8 SHARED VOTING POWER
  0
 9 SOLE DISPOSITIVE POWER
  250,299
 10 SHARED DISPOSITIVE POWER
  0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 250,299
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
       [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.97%
14 TYPE OF REPORTING PERSON (See Instructions)
 IN

Item 4. Purpose of Transaction

The Reporting Person has not changed his support for management.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 250,299 shares of Common Stock.  The aggregate amount represents approximately 4.97% of the Company's issued and outstanding shares of Common Stock based on 5,031,745 shares of Common Stock outstanding on August 3, 2020, as reported on the Company's Quarterly Report on Form 10-Q filed on August 4, 2020.

(c) During the last 60 days, the Reporting Person effected the following sales of the Company's Common Stock, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below.

 Transactions by Reporting Person's individual retirement accounts:

 Date:  Transaction:  Shares:  Price per share:

 6/17/2020 Sale   15,000   $5.7313
 6/18/2020 Sale   30,045   $6.4565
 6/19/2020 Sale   13,151   $7.0649
 6/22/2020 Sale   2,147   $7.2006
 6/23/2020 Sale   1,000   $7.12
 8/5/2020 Sale   59,106   $7.1642

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2020
Dated
/s/ Ronald L. Chez
Signature
Ronald L. Chez
Name/Title